EXHIBIT 99.1

For Immediate Release	Date: February 10, 2023
23-10-TR

Teck Donates $100,000 to Support Relief Efforts in Türkiye and Syria

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced a donation of $100,000 to the Canadian Red Cross and Red Crescent to support relief efforts following severe earthquakes in Türkiye and Syria.

“The stories and images coming out of Türkiye and Syria after the devastating earthquakes are heartbreaking,” said Jonathan Price, CEO. “In times of crisis, the international community rallies together to help those affected, and we encourage everyone to consider donating to organizations like the Red Cross and Red Crescent as they support victims and their families on the ground.”

Teck’s donations to the Canadian Red Cross and Red Crescent will support their efforts to assist and rescue people in areas impacted by earthquakes.

Go to www.redcross.ca for information on how to support the Red Cross and Red Crescent.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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